INTER&CO, INC MOODY’S REAFFIRMS BANCO INTER’S RATING AT “AA+.br” WITH POSITIVE OUTLOOK INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that Moody's Local BR Agência de Classificação de Risco Ltda ("Moody’s") upgraded Banco Inter S.A. outlook to “Positive”and reaffirmed its 'AA+.br' rating. Moody’s outlook upgrade and rating reaffirmation was based on several factors, including: (i) continuous and sustainable improvement in profitability, (ii) stable credit portfolio quality, (iii) appropriate capital levels to support growth, (iv) diversified revenue growth, (v) expanding and diversified retail customer base, and (vi) a solid liability profile. In the report published today, October 3, 2025, Moody’s states that “The positive outlook results from the continued improvement of Inter's profitability, approaching that of AAA.br-rated banks, supported by the expansion of its client base and the offering of financial products and services through the Super App, has increased client engagement and, consequently, diversified revenue.” Belo Horizonte, October 3, 2025 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer